Afya Limited Announces Third-Quarter and Nine Months 2021 Financial Results

Strong growth

Record-High Cash Flow Generation

Expansion on Digital Services

Nova Lima, Brazil, November 22, 2021 – Afya Limited (NASDAQ: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health service provider in Brazil, reported today financial and operating results for the three and nine-months period ended September 30, 2021 (third quarter 2021). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2021 Highlights

▪	3Q21 Adjusted Net Revenue increased 47.9% YoY to R$463.3 million.
▪	3Q21 Adjusted EBITDA increased 28.2% YoY reaching R$191.4 million, with an Adjusted EBITDA Margin of 41.3%.

Nine Months 2021 Highlights

▪	9M21 Adjusted Net Revenue increased 45.1% YoY to R$1,247.3 billion.
▪	9M21 Adjusted EBITDA increased 37.2% YoY reaching R$559.7 million, with an Adjusted EBITDA Margin of 44.9%.
▪	Cash conversion of 113.5%, with a solid cash position of R$ 1,038.9 billion.
▪	247 thousand physicians and medical students in Afya’s ecosystem.

Table 1: Financial Highlights
	For the three months period ended September 30,					For the nine months period ended September 30,
(in thousand of R$)	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	454,387	321,886	309,410	46.9%	4.0%	1,221,112	908,861	855,925	42.7%	6.2%
(b) Adjusted Net Revenue (1)	463,278	323,978	313,324	47.9%	3.4%	1,247,321	914,242	859,839	45.1%	6.3%
(c) Adjusted EBITDA (2)	191,400	127,268	149,269	28.2%	-14.7%	559,709	406,600	408,065	37.2%	-0.4%
(d) = (c)/(b) Adjusted EBITDA Margin	41.3%	39.3%	47.6%	-630 bps	-830 bps	44.9%	44.5%	47.5%	-260 bps	-300 bps
(e) Adjusted Net Income	116,875	63,752	115,503	1.2%	-44.8%	341,972	217,526	336,544	1.6%	-35.4%
* Ex Acquisitions: stands for the same companies that Afya consolidated in the same period of the previous year. For the three months period ended September 30, 2021, "2021 Ex Acquisitions" excludes: PEBMED (only July, 2021), FCMPB, MedPhone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.
For the nine months period ended September 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), PEBMED (only July, 2021; Closing of PEBMED was in July, 2020), FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 08).

1.	Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

The results of this quarter reinforce that our strategy has been successful, marked by the consistent growth of our operational and financial results, with significant increases in net revenue and EBITDA. We hope to see, in the near future, the pandemic losing its strength and opening wide paths for education to return to its practical mode, pushing our students, employees, and partners to continue extracting the best from our acquisitions and digital services.

As physicians handle a higher volume of work each year, we’re proud that our productivity tools are being able to help them throughout their medical journey. We have expanded our clinical decision software to 30 thousand additional physicians and medical students since the end of 2020, and we are now serving more than 30% of all Brazilian physicians and medical students with our offerings. We’ve reaffirmed our promises for the digital strategy shown on Afya’s Day, which is to ramp up our digital ecosystem with multiple offerings (B2C plus B2B) for the healthcare community, unlocking new interactions and revenue streams with pharma players, labs, pharmacy chains, hospitals, and HC operators through our platforms. The acquisitions we completed this quarter - RXPRO, for example -, reinforce our unique and complete offering for the medical career and pharma players

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Along with that scenario, the expansion of our offering in the Undergrad business continues to grow strong, with the closing of the acquisition of UNIGRANRIO, in August 2021 and the start of operations of the Garanhuns’ medical school this month, in the State of Pernambuco, providing 428 new authorized undergraduate medical seats to Afya, reaching 2,731 seats so far. This represents almost 20 thousand students at maturity, with a CAGR of 10% from 2020 to 2026. Considering all acquisitions, we’ve added 1,279 seats since our IPO.

In this quarter, we also announced a relevant equity operation: after the successful completion of our first share repurchase program, a new share repurchase program was approved by our Board of Directors. We are confident in Afya, and under this new program, we may repurchase outstanding Class A common shares in the open market, beginning on October 2021.

As we’ve been presenting in each quarter, our ESG agenda is getting more and more robust, as we’ve embedded the theme in all we do and assume public positions that reveal our goals and push new ones. Reinforcing this agenda, along with the commitments we’ve already shown, in this quarter, we also announced that Sustainalytics, a leading ESG, and corporate governance research firm, has rated Afya as a “low risk” ESG Risk Rating company, placing it in the 10th percentile in the Sustainalytics database of over 13,500 organizations as of September 2021. We were considered as a Company at low risk of experiencing material financial impacts from ESG factors, due to our low exposure and good policies and applied practices.

As a reflection of our great results and actions that are being shown to the market, I’m also glad to announce that we’ve won two important awards this quarter. First, the Valor 1000 award, as “Best Company on the Education segment”. And second, the “Época Negócios 360º” award, in two categories, as “Best Company in the Education segment” and “Sustainability in the Education segment”. In the overall ranking of “Época Negócios 360º”, Afya was rated as the 13th best company out of 428 companies participating.

This proves that our mission remains strong: to become the reference in medical and healthcare education and services, empowering students and physicians to transform their ambitions into rewarding lifelong experiences. This continues to guide our strategy and I am proud of what we have achieved so far, as well of what we are planning for the future.

2.	Key Events in the Quarter:

▪	Closing of UNIGRANRIO acquisition in August 2021 – a post-secondary education institution with government authorization to offer 308 undergraduate medical seats in the state of Rio de Janeiro. With this acquisition, Afya reaches 2,611 authorized medical seats. The aggregate purchase price (enterprise value) was R$700.0 million, including the assumption of estimated Net Debt of R$73.9 million. The equity value was paid 60% in cash on the transaction closing date and 40% will be paid in four equal annual installments, adjusted by the CDI rate. We expect an EV/EBITDA of 4.1x at maturity and post synergies.
▪	Closing of Bertelsmann’s acquisition of Crescera’s stake in Afya in August 2021 - Crescera Educacional announced the sale of the entirety of its 23,074,134 Class B common shares of Afya to Bertelsmann. As a result of the closing of the transaction, Daniel Borghi and Laura Guaraná from Crescera ceased to be Afya board members. Mr. Borghi will continue to support Afya as a board observer for six months, starting on the transaction close date. Pursuant to Afya’s amended and restated articles of association, Shobhna Mohn and Kay Krafft were appointed by Bertelsmann as board members.

▪	Afya assumed a voluntary commitment to have at least 50% of women in its management positions by 2030 in August 2021. In addition, Afya announced that it was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continue having at least two women as board members.

▪	Afya announces that Sustainalytics, a leading ESG and corporate governance research firm, has rated Afya as a “low risk” ESG Risk Rating company and placed it in the 10th percentile in the Sustainalytics database of over 13,500 organizations as of September 2021. Afya is at low risk of experiencing material financial impacts from ESG factors, due to its low exposure and good policies and applied practices.
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3.	Subsequent Events in the Quarter

▪	Closing of RXPRO acquisition in October 2021 – a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO does this by delivering free samples to a community of pre-selected physicians and offering medical updates on pharmaceutical products and treatments in a fast and efficient way for doctors and, consequently, reducing pharma marketing and detailing costs.

▪	Afya announced that, after the completion of its first share repurchase program on October 21, 2021, which resulted in the purchase of 1,015,844 Class A common shares, its Board of Directors has approved a new share repurchase program. Under this share repurchase program, Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of completion of the repurchase or December 31, 2022, depending upon market conditions.

▪	Afya announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operation of the medical school in Garanhuns in the State of Pernambuco. On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil, in connection with the authorization of ITPAC Garanhuns Greenfield unit, in which Afya Brazil agreed to pay to Nicolau Carvalho Esteves the amount of R$900,000 multiplied by the number of medical school seats authorized by MEC. ITPAC Garanhuns authorization guaranteed 120 medical seats to Afya, totaling a purchase price of R$108 million, of which: 50% in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate. With this acquisition, Afya reaches 2,731 authorized medical seats.

▪	On November 18, 2021 the Brazilian Federal Court of Justice (STF) decided, by majority of the votes, that any law suit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. Therefore, the Company shall not apply linear discounts in any active monthly tuition fees that are related to the effects to the Covid-19 pandemic.

4.	Second Half 2021 Guidance Reiterated

The Company maintains the announced guidance for 2021, which takes into account the successfully concluded acceptances of new medical students for the second half of 2021 and the consolidation of the digital companies and medical schools acquisitions.

The guidance for 2021 added to our reported results for the 1H21 will total our full year 2021 as follows:

Guidance for 2021	Important considerations
2021 Adjusted Net Revenue is expected to be between R$1.720 million – R$1.760 million	• Includes UNIFIPMoc starting on June 1, 2021.
• Includes UNIGRANRIO starting on August 4, 2021.
• Excludes any acquisition that may be concluded after the issuance of the guidance.
2021 Adjusted EBITDA Margin is expected to be between 42.0%-44.0%	• Includes UNIFIPMoc starting on June 1, 2021.
• Includes UNIGRANRIO starting on August 4, 2021.
• Excludes any acquisition that may be concluded after the issuance of the guidance.
• Includes the impact of the adoption of IFRS 16.

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5.	9M21 Overview

Operational Review

Afya is the only company offering technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. Afya is also positioned in digital health services, providing clinical decision apps and practice management tools as SAAS (Software as a Service).

The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into 6 pillars: Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician - Patient Relationship, Telemedicine, and Digital Prescription, and revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer and subscription fees (SaaS model).

Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Nine months period ended September 30,
	2021	2020	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats (1)	2,611	1,866	39.9%
Operating Seats	2,361	1,516	55.7%
Total Students (end of period)	15,977	9,567	67.0%
Average Total Students	13,983	8,873	57.6%
Average Total Students (ex-Acquisitions)*	10,222	8,873	15.2%
Tuition Fees (Total - R$MM)	1,081,135	648,065	66.8%
Tuition Fees (ex- Acquisitions* - R$MM)	802,141	648,065	23.8%
Medical School Avg. Ticket (ex- Acquisitions* - R$/month)	8,719	8,115	7.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	19,297	11,255	71.5%
Average Total Students	14,587	10,869	34.2%
Average Total Students (ex-Acquisitions)*	10,421	10,869	-4.1%
Tuition Fees (Total - R$MM)	157,342	110,447	42.5%
Tuition Fees (ex- Acquisitions* - R$MM)	103,654	110,447	-6.2%
OTHER UNDERGRADUATE
Total Students (end of period)	26,953	14,701	83.3%
Average Total Students	18,533	13,832	34.0%
Average Total Students (ex-Acquisitions)*	10,298	13,832	-25.5%
Tuition Fees (Total - R$MM)	161,063	124,919	28.9%
Tuition Fees (ex- Acquisitions* - R$MM)	107,533	124,919	-13.9%
TOTAL TUITION FEES
Tuition Fees (Total - R$MM)	1,399,540	883,431	58.4%
Tuition Fees (ex- Acquisitions* - R$MM)	1,013,328	883,431	14.7%

For the nine months period ended September 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), FCMPB, FESAR, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.
(1) This number does not include Garanhuns acquisition that contributed 120 seats.

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Key Revenue Drivers – Continuing Education and Digital Services
Table 3: Key Revenue Drivers	Nine months period ended September 30,
	2021	2020	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	2,835	4,181	-32.2%
Average Total Students	3,273	4,294	-23.8%
Average Total Students (ex-Acquisitions)*	3,022	4,294	-29.6%
Net Revenue from courses (Total - R$MM)	51,481	81,739	-37.0%
Net Revenue from courses (ex- Acquisitions¹)	49,320	81,739	-39.7%
Digital Services
Content & Technology for Medical Education
Active Paying Students
Prep Courses & CME - B2C	16,878	11,684	44.5%
Prep Courses & CME - B2B	4,097	2,154	90.2%
Clinical Decision Software
Whitebook Active Payers	117,826	95,099	23.9%
Clinical Management Tools²
iClinic Active Payers	15,984	-	n.a

Digital Services Total Active Payers (end of period)	154,785	108,937	42.1%
Average Digital Services Total Active Payers	147,594	43,562	238.8%
Digital Services Total Active Payers (ex-Acquisitions³)	44,691	43,562	2.6%
Net Revenue from Services (Total - R$MM)	109,613	57,537	90.5%
Net Revenue From Services (ex-Acquisitions³)	64,713	57,537	12.5%

(1) For the nine months period ended September 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020)
(2) Clinical management tools includes Telemedicine and Digital Prescription features
(3) For the nine months period ended September 30, 2021 - "2021 Ex Acquisitions" excludes PEBMED (only July, 2021; Closing of PEBMED was in July, 2020), FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in the last 30 days of a specific period.

Total monthly active users reached 247 thousand, 34.7% higher than 2020.

Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	3Q21	2Q21	1Q21	3Q20	% Chg 3Q21/3Q20
Content & Technology for Medical Education	20,015	18,968	19,857	18,322	9.2%
Clinical Decision Software	194,082	181,138	173,959	165,035	17.6%
Clinical Management Tools¹	32,909	32,968	27,799	-	-
Total Monthly Active Users (MaU) - Digital Services	247,006	233,074	221,615	183,357	34.7%
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) There may be an overlap of users among the pillars

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Seasonality

Undergrad´s and Continuing Education tuition revenue are related to the admission process and monthly tuition fees charged to students over the period, therefore, the Company does not have significant fluctuations. On Digital Services, Medcel’s sales are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients at the end and beginning of the year. The majority of Medcel’s revenue is derived from printed books and e-books, which is recognized at the point in time when control is transferred to the customer. All other Digital Services do not present any significant seasonality. Consequently, Digital Services generally has higher revenue and results from operations in the first and last quarter of the year compared to the second and third quarters of the year.

Revenue

Total Net Revenue for the third quarter of 2021 was R$ 454.4 million, an increase of 46.9% over the same period of the prior year, due to the maturation of medical seats, increase in the average ticket of Medical programs, expansion of Digital Services, and consolidation of acquisitions.

Adjusted Net Revenue in 3Q21 includes an impact of R$ 8.9 million due to the net temporary discounts in tuition fees granted by individual and collective legal proceedings and public civil proceedings related to COVID-19 totaling R$ 463.3 million, an increase of 47.9% over the same period of the prior year. Excluding acquisitions, Adjusted Net Revenue in the third quarter increased 3.4% YoY to R$ 324.0 million, mainly impacted by Continuing Education revenue that decreased in R$13.2 million and the positive impact of deferred revenue in R$12.7 million in the 3Q20.

The Continuing Education business reported a decrease in Net Revenue in the three-months and the nine-months period ended September 30, 2021 due to a reduction in active paying students because of: (a) practical programs that are not being offered since 1H20 and, (b) physicians’ decision to postpone admission to specialization courses due to the COVID-19 pandemic. Nevertheless, with the combination of the opening of 6 new campuses in 2021 and expansion of the specialization’s portfolio, IPEMED’s intake process finished with an increase in top line on October 2021 yoy, after three quarters of decrease in Net Revenue.

For the nine-months period ended September 30, 2021, Total Net Revenue was R$ 1,221.1 billion, an increase of 42.7% over the same period of last year. Adjusted Net Revenue presented an increase of 45.1% over the same period of last year, totaling R$ 1,247.3 billion. Excluding acquisitions, Adjusted Net Revenue in the nine-months period increased 6.3% YoY to R$ 914.2 million, mainly due to the same reasons explained above.

Table 5: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	410,059	289,537	266,382	53.9%	8.7%	1,060,345	795,155	718,268	47.6%	10.7%
Adjusted Undergrad¹	418,950	291,629	270,296	55.0%	7.9%	1,086,554	800,536	722,182	50.5%	10.8%
Continuing Education	16,209	16,209	29,414	-44.9%	-44.9%	51,481	49,320	81,739	-37.0%	-39.7%
Digital Services	27,948	15,968	14,256	96.0%	12.0%	109,613	64,713	57,537	90.5%	12.5%
Inter-segment transactions	171	171	- 642	n.a	n.a	- 327	- 327	- 1,619	-79.8%	-79.8%
Total Reported Net Revenue	454,387	321,886	309,410	46.9%	4.0%	1,221,112	908,861	855,925	42.7%	6.2%
Total Adjusted Net Revenue ¹	463,278	323,978	313,324	47.9%	3.4%	1,247,321	914,242	859,839	45.1%	6.3%
* Ex Acquisitions: stands for the same companies that Afya consolidated in the same period of the previous year. For the three months period ended September 30, 2021, "2021 Ex Acquisitions" excludes: PEBMED (only July, 2021), FCMPB, MedPhone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.
For the nine months period ended September 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), PEBMED (only July, 2021; Closing of PEBMED was in July, 2020), FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 08).

Adjusted EBITDA

Adjusted EBITDA for the three-months period ended September 30, 2021 increased 28.2% to R$ 191.4 million, up from R$ 149.3 million in the same period of the prior year. For the nine-months period ended September 30, 2021, Adjusted EBITDA was R$ 559.7 million, an increase of 37.2% from the same period last year. The adjusted EBITDA Margins of both periods were below the reported margins of last year, mainly due to: 1) the consolidation of PEBMED, iClinic, MedPhone, Medicinae, Medical Harbour, Cliquefarma, Shosp, that reduced the digital operational margin; 2) the consolidation of UNIFIPMoc and UNIGRANRIO that are performing better thant expected but still presenting lower margins when compared to the integrated companies; 3) lower performance from Continuing Education, as explained on the topic “Revenue”; 4) R$ 12.7 million of deferred revenue that positively impacted 3Q20 results.

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Excluding the consolidation of acquisitions, Adjusted EBITDA for the three-months period ended September 30, 2021 decreased 14.7% to R$ 127.3 million, down from R$ 149.3 million in the same period of the prior year. For the nine-months period ended September 30, 2021, Adjusted EBITDA decreased 0.4% YoY to R$ 406.6 million from R$ 408.1 million, while the Adjusted EBITDA Margin decreased 300 basis points to 44.5%. The adjusted EBITDA Margins of both periods were below the reported margins of last year, mainly due to lower performance from Continuing Education and R$ 12.7 million of deferred revenue that positively impacted 3Q20 results, as explained on the topic “Revenue”.

Table 6: Adjusted EBITDA
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	191,400	127,268	149,269	28.2%	-14.7%	559,709	406,600	408,065	37.2%	-0.4%
% Margin	41.3%	39.3%	47.6%	-630 bps	-830 bps	44.9%	44.5%	47.5%	-260 bps	-300 bps
* Ex Acquisitions: stands for the same companies that Afya consolidated in the same period of the previous year. For the three months period ended September 30, 2021, "2021 Ex Acquisitions" excludes: PEBMED (only July, 2021), FCMPB, MedPhone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.
For the nine months period ended September 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), PEBMED (only July, 2021; Closing of PEBMED was in July, 2020), FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi and UNIGRANRIO.

Adjusted Net Income

Adjusted Net Income for the third quarter of 2021 was R$ 116.9 million, an increase of 1.2% over the same period of the prior year, mainly due to a decrease in net financial result that was affected by higher debt position and the increase in the average CDI, partially offset by higher income from financial investments.

For the nine-months period ended September 30, 2021, Adjusted Net Income totaled R$ 342.0 million, an increase of 1.6% over the same period from the prior year, mainly affected by the quarter’s net financial result, as explained above.

(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2021	2020	% Chg	2021	2020	% Chg
Net income	57,989	79,575	-27.1%	193,282	247,131	-21.8%
Amortization of customer relationships and trademark (1)	18,031	11,597	55.5%	46,015	36,013	27.8%
Share-based compensation	8,847	10,052	-12.0%	33,949	24,649	37.7%
Non-recurring expenses:	32,008	14,279	124.2%	68,726	28,751	139.0%
- Integration of new companies (2)	5,192	2,761	88.0%	12,728	7,743	64.4%
- M&A advisory and due diligence (3)	8,442	3,709	127.6%	11,998	9,345	28.4%
- Expansion projects (4)	3,069	795	286.0%	6,459	2,886	123.8%
- Restructuring expenses (5)	6,414	3,101	106.8%	11,332	4,863	133.0%
- Mandatory Discounts in Tuition Fees (6)	8,891	3,914	127.2%	26,209	3,914	569.6%
Adjusted Net Income	116,875	115,503	1.2%	341,972	336,544	1.6%

Basic earnings per share - R$ (7)	0.57	0.80	-28.8%	1.91	2.54	-24.8%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
(7) Basic earnings per share: Net Income/Total number of shares.

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Cash and Debt Position

For the nine-months period ended September 30, 2021, Afya reported Cash Flow from Operations of R$ 528.7 million, up from R$ 308.9 million in same period of the previous year, an increase of 71.1% YoY.

Operating Cash Conversion Ratio for the nine-months period ended September 30, 2021 was 113.5%, compared with 85.6% in same period of the previous year. This increase was mainly due to a a growth a reduction in trade receivables which was affected by the end of grace period of tuition renegotiation that occurred in 2020. This increase was mainly due to a reduction in trade receivables position that was affected by the end of grace period of tuition renegotiation that occurred in 2020.

Cash and cash equivalents in September 30, 2021 were R$ 1,038.9 billion, stable when compared to December 2020.

On September 30, 2021, net debt, excluding the effect of IFRS 16, totaled R$ 1,108.6 billion, compared with a net debt of R$ 166.9 million on December 31, 2020, mainly due to the closing of UNIFIPMoc, FipGuanambi and Unigranrio acquisitions, which were paid in cash the amount of R$ 704.6 million.

Table 8: Operating Cash Conversion Ratio Reconciliation	For the nine months period ended September 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2021	2020	% Chg
(a) Cash flow from operations	528,698	308,916	71.1%
(b) Income taxes paid	28,495	15,830	80.0%
(c) = (a) + (b) Adjusted cash flow from operations	557,193	324,746	71.6%

(d) Adjusted EBITDA	559,709	408,065	37.2%
(e) Non-recurring expenses:	68,726	28,751	139.0%
- Integration of new companies (1)	12,728	7,743	64.4%
- M&A advisory and due diligence (2)	11,998	9,345	28.4%
- Expansion projects (3)	6,459	2,886	123.8%
- Restructuring Expenses (4)	11,332	4,863	133.0%
- Mandatory Discounts in Tuition Fees (5)	26,209	3,914	569.6%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	490,983	379,314	29.4%
(g) = (a) / (f) Operating cash conversion ratio	113.5%	85.6%	2790 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue  that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.

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Table 9: Cash and Debt Position
(in thousands of R$)
	3Q21	FY2020	% Chg	3Q20	% Chg
(+) Cash and Cash Equivalents	1,038,934	1,045,042	-0.6%	1,065,232	-2.5%
Cash and Bank Deposits	75,635	57,729	31.0%	32,331	133.9%
Cash Equivalents	963,299	987,313	-2.4%	1,032,901	-6.7%
(-) Loans and Financing	1,377,810	617,485	123.1%	160,256	759.8%
Current	14,780	107,162	-86.2%	143,081	-89.7%
Non-Current	1,363,030	510,323	167.1%	17,175	7836.1%
(-) Accounts Payable to Selling Shareholders	696,521	518,240	34.4%	362,261	92.3%
Current	247,819	188,420	31.5%	138,627	78.8%
Non-Current	448,702	329,820	36.0%	223,634	100.6%
(-) Other Short and Long Term Obligations	73,212	76,181	-3.9%	76,627	-4.5%
(=) Net Debt (Cash) excluding IFRS 16	1,108,609	166,864	564.4%	(466,088)	-135.8%
(-) Lease Liabilities	675,895	447,703	51.0%	412,685	8.5%
Current	24,169	61,976	-61.0%	56,628	9.4%
Non-Current	651,726	385,727	69.0%	356,057	8.3%
Net Debt (Cash) with IFRS 16	1,784,504	614,567	190.4%	(53,403)	n/a

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, going forward, ESG metrics will be disclosed in the Company’s quarterly financial results.

In August 2021, Afya assumed a voluntary commitment to have at least 50% of women in its management positions by 2030. In addition, Afya announced that it was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continue having at least two women as board members.

In September 2021, Afya announced that Sustainalytics, a leading ESG and corporate governance research firm, has rated Afya as a “low risk” ESG Risk Rating company and placed it in the 10th percentile in the Sustainalytics database of over 13,500 organizations as of September, 2021. Afya is at low risk of experiencing material financial impacts from ESG factors, due to its low exposure, good policies and applied practices.

Table 10: ESG Metrics		3Q21	2Q21	1Q21	2020	2019
#	Governance and Employee Management
1	Number of employees	8,177	6,806	6,012	6,100	3,369
2	Percentage of female employees	55%	55%	55%	55%	57%
3	Percentage of female employees in the board of directors	18%	18%	18%	18%	22%
4	Percentage of independent member in the board of directors	36%	36%	36%	36%	22%
	Environmental
4	Total energy consumption (kWh)	2,143,023	1,493,572	1,877,353	6,428,382	5,928,450
4.1	Consumption per campus	79,371	57,445	69,532	257,135	395,230
5	% supplied by distribution companies	83.54%	85.19%	90.0%	87.4%	96.2%
6	% supplied by other sources	16.46%	14.81%	10.0%	12.6%	3.8%
7	Greenhouse gas emissions (tons)	81.6	82.6	99	397	445
	Social
8	Number of free clinical consultations offered by Afya	144,832	93,802	62,096	427,184	270,000
9	Number of physicians graduated in Afya's campuses	16,772	13,002	n.a	12,691	8,306
10	Number of students with financing and scholarship programs (FIES and PROUNI)	7,940	5,995	5,789	4,999	2,808
11	% of the undergraduate students	13.0%	13.7%	15.9%	13.7%	11.7%
12	Hospital and clinics partnership	725	443	432	432	60

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6.	Conference Call and Webcast Information

When:	November 22, 2021 at 05:00 p.m. ET.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Director of Investor Relations
Dial-in:	Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237
United States: +1 301 715 8592 or +1 312 626 6799 or +1 929 205 6099 or +1 253 215 8782 or +1 346 248 7799 or +1 669 900 6833
Webinar ID: 922 9097 2398
Other Numbers: https://afya.zoom.us/u/afDRvHHeL

OR

Webcast: https://afya.zoom.us/j/92290972398

Webinar ID: 922 9097 2398

About Afya Limited (NASDAQ: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook, Medphone, MEDCEL, Medical Harbour and Portal PEBMED. For more information, please visit www.afya.com.br.

7.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

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8.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.               Investor Relations Contact

Renata Couto, Director of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

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10.            Financial Tables

Consolidated statements of income

For the three and nine months period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	454,387	309,410	1,221,112	855,925
Cost of services	(180,042)	(112,292)	(450,993)	(308,226)
Gross profit	274,345	197,118	770,119	547,699

General and administrative expenses	(178,811)	(104,718)	(444,399)	(281,480)
Other (expenses) income, net	(135)	1,997	1,163	1,249

Operating income	95,399	94,397	326,883	267,468

Finance income	29,161	12,081	45,144	55,801
Finance expenses	(64,558)	(23,701)	(168,825)	(65,443)
Finance result	(35,397)	(11,620)	(123,681)	(9,642)

Share of income of associate	3,004	1,488	8,626	6,393

Income before income taxes	63,006	84,265	211,828	264,219

Income taxes expenses	(5,017)	(4,690)	(18,546)	(17,088)

Net income	57,989	79,575	193,282	247,131

Other comprehensive income	-	-	-	-
Total comprehensive income	57,989	79,575	193,282	247,131

Net income attributable to
Equity holders of the parent	53,030	74,832	178,357	235,327
Non-controlling interests	4,959	4,743	14,925	11,804
	57,989	79,575	193,282	247,131
Basic earnings per share
Per common share	0.57	0.80	1.91	2.54
Diluted earnings per share Per common share	0.56	0.79	1.89	2.52

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Consolidated balance sheets - For the nine months period ended September 30, 2021 and for the twelve months period ended December, 31 2020

(In thousands of Brazilian Reais)

	September 30, 2021	December 31, 2020
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,038,934	1,045,042
Trade receivables	329,329	302,317
Inventories	9,093	7,509
Recoverable taxes	31,368	21,019
Other assets	24,885	29,614
Total current assets	1,433,609	1,405,501

Non-current assets
Restricted cash	-	2,053
Trade receivables	26,176	7,627
Other assets	186,563	74,037
Investment in associate	54,266	51,410
Property and equipment	399,458	260,381
Right-of-use assets	631,737	419,074
Intangible assets	3,755,011	2,573,010
Total non-current assets	5,053,211	3,387,592

Total assets	6,486,820	4,793,093

Liabilities
Current liabilities
Trade payables	47,020	35,743
Loans and financing	14,780	107,162
Lease liabilities	24,169	61,976
Accounts payable to selling shareholders	247,819	188,420
Notes payable	13,294	10,503
Advances from customers	87,995	63,839
Labor and social obligations	161,788	77,855
Taxes payable	31,704	32,976
Income taxes payable	11,581	4,574
Other liabilities	19,337	6,331
Total current liabilities	659,487	589,379

Non-current liabilities
Loans and financing	1,363,030	510,323
Lease liabilities	651,726	385,727
Accounts payable to selling shareholders	448,702	329,820
Notes payable	59,918	65,678
Taxes payable	99,789	21,425
Provision for legal proceedings	146,909	53,139
Other liabilities	3,231	3,822
Total non-current liabilities	2,773,305	1,369,934
Total liabilities	3,432,792	1,959,313

Equity
Share capital	17	17
Additional paid-in capital	2,376,699	2,323,488
Share-based compensation reserve	84,673	50,724
Treasury shares	(44,531)	-
Retained earnings	586,348	407,991
Equity attributable to equity holders of the parent	3,003,206	2,782,220
Non-controlling interests	50,822	51,560
Total equity	3,054,028	2,833,780

Total liabilities and equity	6,486,820	4,793,093

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Consolidated statements of cash flow - For nine month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	211,828	264,219
Adjustments to reconcile income before income taxes
Depreciation and amortization	112,204	77,729
Disposals of property, equipment and intangible asstes	2,985	-
Allowance for doubtful accounts	34,005	22,899
Share-based compensation expense	33,949	24,649
Net foreign exchange differences	18,376	1,613
Net (gain) loss on derivatives	-	(22,199)
Accrued interest	66,851	16,161
Accrued lease interest	47,738	32,123
Share of income of associate	(8,626)	(6,393)
Provision for legal proceedings	9,286	(93)
Changes in assets and liabilities
Trade receivables	(18,593)	(95,563)
Inventories	(1,232)	(1,436)
Recoverable taxes	(8,228)	(1,437)
Other assets	(11,264)	(6,820)
Trade payables	3,461	1,759
Taxes payables	(1,247)	(5,612)
Advances from customers	9,419	(18,882)
Labor and social obligations	54,005	42,033
Other liabilities	2,276	(4)
	557,193	324,746
Income taxes paid	(28,495)	(15,830)
Net cash flows from operating activities	528,698	308,916

Investing activities
Acquisition of property and equipment	(97,435)	(60,887)
Acquisition of intangibles assets	(43,290)	(12,741)
Dividends received	5,770	-
Restricted cash	8,103	3,886
Payments of notes payable	(8,015)	(3,847)
Acquisition of subsidiaries, net of cash acquired	(917,264)	(450,259)
Net cash flows used in investing activities	(1,052,131)	(523,848)

Financing activities
Payments of loans and financing	(130,446)	(106,019)
Issuance of loans and financing	809,539	100,911
Payments of lease liabilities	(61,909)	(40,527)
Treasury shares	(98,541)	-
Proceeds from exercise of stock options	32,721	-
Proceeds from issuance of common shares	-	389,170
Shares issuance cost	-	(19,704)
Dividends paid to non-controlling interests	(15,663)	(8,622)
Net cash flows from financing activities	535,701	315,209
Net foreign exchange differences	(18,376)	21,746
Net increase in cash and cash equivalents	(6,108)	122,023
Cash and cash equivalents at the beginning of the period	1,045,042	943,209
Cash and cash equivalents at the end of the period	1,038,934	1,065,232

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Reconciliation between Adjusted EBITDA and Net Income

Reconciliation between Adjusted EBITDA and Net Income
(in thousands of R$)
	For the three months period ended September 30,			For the nine months period ended September 30,
	2021	2020	% Chg	2021	2020	% Chg
Net income	57,989	79,575	-27.1%	193,282	247,131	-21.8%
Net financial result	35,397	11,620	204.6%	123,681	9,642	1182.7%
Income taxes expense	5,017	4,690	7.0%	18,546	17,088	8.5%
Depreciation and amortization	45,289	26,399	71.6%	112,204	77,729	44.4%
Interest received (1)	9,857	4,142	138.0%	17,947	9,469	89.5%
Income share associate	(3,004)	(1,488)	101.9%	(8,626)	(6,393)	34.9%
Share-based compensation	8,847	10,052	-12.0%	33,949	24,649	37.7%
Non-recurring expenses:	32,008	14,279	124.2%	68,726	28,750	139.0%
- Integration of new companies (2)	5,192	2,761	88.0%	12,728	7,743	64.4%
- M&A advisory and due diligence (3)	8,442	3,709	127.6%	11,998	9,345	28.4%
- Expansion projects (4)	3,069	795	286.0%	6,459	2,886	123.8%
- Restructuring expenses (5)	6,414	3,101	106.8%	11,332	4,863	133.0%
- Mandatory Discounts in Tuition Fees (6)	8,891	3,914	127.2%	26,209	3,914	569.6%
Adjusted EBITDA	191,400	149,269	28.2%	559,709	408,065	37.2%
Adjusted EBITDA Margin	41.3%	47.6%	-630 bps	44.9%	47.5%	-260 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

15